EXHIBIT 4.1

CERTIFICATE OF DESIGNATION OF

SERIES A PREFERRED

SUPER MAJORITY VOTING STOCK

OF

RICH CIGARS, INC.

A Florida Corporation

It is hereby certified that:

1. The name of the Company (hereinafter called the "Company") is Rich Cigars, Inc., a Florida corporation.

2. The Certificate of Incorporation of the Company, as amended, authorizes the issuance of up to Eleven Million (11,000,000) shares of Preferred Stock, $0.001 par value per share (herein, "Preferred Stock" or "Preferred Shares"), and expressly vests in the Board of Directors of the Company the authority provided therein to issue any or all of the Preferred Shares in one (1) or more series or classes and by resolution or resolutions to establish the designation and number and to fix the relative rights and preferences of each series to be issued.

3. The Board of Directors of the Company, pursuant to the authority expressly vested in it as aforesaid, has adopted the following resolutions creating a Series A issue of Preferred Stock:

RESOLVED, One Million (1,000,000) of the Eleven Million (11,000,000) authorized shares of Preferred Stock of the Company shall be designated Series A Preferred Stock, $0.001 par value per share, and shall possess the rights and preferences set forth below:

Section 1. Designation and Amount. The shares of the series of Preferred Stock hereby and herein created shall have no par value per share and shall be designated as Series A Preferred Stock (the "Series A Preferred Stock") and the number of shares constituting the Series A Preferred Stock shall be One Million (1,000,000). The Series A Preferred Stock shall have a deemed purchase price and value $.01 U.S. per share.

Section 2. Rank. The Series A Preferred Stock shall rank: (i) senior to any other class or series of outstanding Preferred Shares or series of capital stock of the Company; (ii) prior to all of the Company's Common Stock, ("Common Stock"); and (iii) prior to any other class or series of preferred capital stock of the Company hereafter created "Junior Securities"); and in each case as to distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (all such distributions being referred to collectively as "Distributions").

Section 3. Dividends. The Series A Preferred Stock shall bear no dividends, except that in the event dividends are declared for common stock, the same rate of dividend per share shall be due and payable to the Series A Preferred shareholders on the same terms.

Section 4. Liquidation / Merger Preference.

(a) So long as a majority of the shares of Series A Preferred authorized are outstanding, the Company will not, without the written consent of the holders of at least 51% of the Company's outstanding Series A Preferred, either directly or by amendment, merger, consolidation, or otherwise:

(i) liquidate, dissolve or wind-up the affairs of the Company, or effect any Liquidation Event;

(ii) amend, alter, or repeal any provision of the Certificate of Incorporation or Bylaws in a manner adverse to the Series A Preferred;

(iii) create or authorize the creation of, or issue any other security convertible into or exercisable for, any equity security, having rights, preferences or privileges senior to the Series A Preferred; or

(iv) purchase or redeem or pay any dividend on any capital stock prior to the Series A Preferred, other than stock repurchased from former employees or consultants in connection with the cessation of their employment/services [director right tied to preferred; two seats out of five; one must be independent].

(b) In the event of any liquidation, merger, dissolution or winding up of the Company, either voluntary or involuntary, the holders of shares of Series A Preferred Stock (each a "Holder" and collectively the "Holders") shall be entitled to receive, prior in preference to any distribution to Junior Securities, an amount per share equal to $.01 plus any allocable and due dividends per share.

(c) Upon the completion of the distribution required by subsections 4(b) and 4(b), above, if assets remain in the Company, they shall be distributed to holders of Junior Securities in accordance with the Company's Certificate of Incorporation including any duly adopted Certificate(s) of Designation.

(d) In the event of any liquidation, dissolution or winding up of the Company, the proceeds shall be paid after the payments to any outstanding junior classes of preferred shareholders. The balance of any proceeds shall be distributed to holders of Common Stock and to the Series A Preferred shareholders on an as converted basis.

A merger or consolidation (other than one in which stockholders of the Company own a majority power of the outstanding shares of the surviving or acquiring corporation) and a sale, lease, transfer or other disposition of all or substantially all of the assets of the Company will be treated as a liquidation event thereby triggering payment of the liquidation preferences described in subsections 4(a), 4(b) and 4(c).

Section 5. [Intentionally Left Blank]

Section 6. Redemption by Company. None.

Section 7. Voting Rights. The record Holders of the Series A Preferred Stock shall have the right to vote on any matter with holders of Common Stock and may vote as required on any action, which Florida law provides may or must be approved by vote or consent of the holders of the specific series of voting preferred shares and the holders of common shares. The Record Holders of the Series A Preferred Shares shall have the right to vote on any matter with holders of common stock voting together as one (1) class. The Record Holders of the Series A Preferred Shares shall have that number of votes (identical in every other respect to the voting rights of the holders of common stock entitled to vote at any Regular or Special Meeting of the Shareholders) equal to that number of common shares which is not less than 60% of the vote required to approve any action, which Florida law provides may or must be approved by vote or consent of the holders of the holders of common shares or the holders of other securities entitled to vote, if any.

The Record Holders of the Series A Preferred Shares shall be entitled to the same notice of any Regular or Special Meeting of the Shareholders as may or shall be given to holders of any other series of preferred shares and the holders of common shares entitled to vote at such meetings. No corporate actions requiring majority shareholder approval or consent may be submitted to a vote of preferred and common shareholders which in any way precludes the Series A Preferred Stock from exercising its voting or consent rights as though it is or was a common shareholder.

For purposes of determining a quorum for any Regular or Special Meeting of the Shareholders, the Series A Preferred Shares shall be included and shall be deemed as the equivalent of 60% of all common shares represented at and entitled to vote at such meetings.

Section 8. [Intentionally Left Blank]

Section 9. [Intentionally Left Blank]

[SIGNATURE PAGE FOLLOWS]

Signed on 4/12, 2017

RICH CIGARS, INC.

By:/s/ Richard Davis

 ________________________________

Richard Davis,

Chief Executive Officer